May 1, 2026

Shufang Gao
Chief Executive Officer
Tianci International, Inc.
Unit 1109, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui,
Kowloon, Hong Kong

       Re: Tianci International, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 23, 2026
           CIK No. 0001557798
Dear Shufang Gao:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology